FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

dated March 31, 2009

Commission File Number 1-15148

PERDIGÃO S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

760 Av. Escola Politecnica

Jaguare 05350-000 Sao Paulo, Brazil

(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 31, 2009

PERDIGÃO S.A.

		By:	/s/ Leopoldo Viriato Saboya
			Name:	Leopoldo Viriato Saboya
			Title:	Financial and Investor Relations Director

EXPLANATORY NOTE

The Company is amending its reports on Form 6-K filed on August 1, 2008 and November 12, 2008, respectively,  to provide restatements of its quarterly consolidated  financial information  for the first and second quarters of 2008 in compliance with the decision of the Brazilian Securities Commission - CVM Notice CVM/SEP/GEA-2/N° 020/2009.  This is more fully described note 1 to each of the respective  ITR reports included in this Form 6-K/A.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management Report, 2nd Quarter 2008
99.2	ITR Quarterly Information, June 30, 2008
99.3	Management Report, 3rd Quarter 2008
99.4	ITR Quarterly Information, September 30, 2008